March 7, 2017

VIA EDGAR

Marianne Dobelbower, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Energy Total Return Fund

Registration Statement on Form N-2 (File Nos. 333-214232; 811-23205)

Dear Ms. Dobelbower:

On behalf of FS Energy Total Return Fund (the “Fund”), set forth below is the Fund’s response to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on March 6, 2017 regarding Pre-Effective Amendment #2 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-214232; 811-23205) and the prospectus included therein. For your convenience, a summary of the Staff’s comment is numbered and presented in bold, italicized text below, and the comment is followed by the Fund’s response.

1. The one-, three-, five- and ten-year examples estimating the projected dollar amount of total expenses that would be incurred over such periods assume the Fund’s current Expense Limitation will remain in effect for one year and will then be 0.50% per annum thereafter. The terms of the Expense Limitation Agreement provide that it will remain in effect for one year, and will continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Fund’s board of trustees and the Fund’s investment adviser, FS Energy Advisor, LLC. Please remove the assumption that there will be an Expense Limitation in future years and revise the three-, five- and ten-year examples accordingly.

Marianne Dobelbower

March 7, 2017

The Fund will remove the assumption that there will be an Expense Limitation in future years and will revise the three-, five- and ten-year examples in the definitive prospectus it files with the Securities and Exchange Commission pursuant to Rule 497 under the Securities Act of 1933.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (617) 573-4814 or Ken Burdon at (617) 573-4836.

Sincerely,

/s/ Thomas A. DeCapo
Thomas A. DeCapo

cc:	Stephen S. Sypherd

FS Energy Total Return Fund